Exhibit 99.1

GDS Reports

Second Quarter 2019 Results

GDS Reports Second Quarter 2019 Results

Shanghai, China, August 13, 2019 — GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Financial Highlights

•                  Net revenue increased by 54.5% year-over-year (“Y-o-Y”) to RMB985.2 million (US$143.5 million) in the second quarter of 2019 (2Q2018: RMB637.5 million).

•                  Service revenue increased by 57.3% Y-o-Y to RMB985.1 million (US$143.5 million) in the second quarter of 2019 (2Q2018: RMB626.3 million).

•                  Net loss was RMB93.2 million (US$13.6 million) in the second quarter of 2019, compared with a net loss of RMB102.1 million in the second quarter of 2018.

•                  Adjusted EBITDA (non-GAAP) increased by 84.5% Y-o-Y to RMB428.4 million (US$62.4 million) in the second quarter of 2019 (2Q2018: RMB232.3 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•                  Adjusted EBITDA margin (non-GAAP) increased to 43.5% in the second quarter of 2019 (2Q2018: 36.4%).

Operating Highlights

•                      Total area committed increased by 54.3% Y-o-Y to 220,818 square meters (“sqm”) as of June 30, 2019 (June 30, 2018: 143,065 sqm).

•                      Area utilized (or revenue generating space) increased by 46.7% Y-o-Y to 127,107 sqm as of June 30, 2019 (June 30, 2018: 86,665 sqm).

•                      Area in service increased by 41.0% Y-o-Y to 180,441 sqm as of June 30, 2019 (June 30, 2018: 127,984 sqm).

•                      Commitment rate for area in service was 93.7% as of June 30, 2019 (June 30, 2018: 95.6%), and utilization rate was 70.4% as of June 30, 2019 (June 30, 2018: 67.7%).

•                      Area under construction was 78,373 sqm as of June 30, 2019 (June 30, 2018: 41,023 sqm).

•                      Pre-commitment rate for area under construction was 66.1% as of June 30, 2019 (June 30, 2018: 50.6%).

“We had another solid second quarter fueled by broad-based gains,” said Mr. William Huang, Chairman and Chief Executive Officer. “We added approximately 21,000 sqm or 52 MW of new business during the quarter and are on track for our sales target for the full year. We continue to make progress in adding highly marketable data center capacity in Tier 1 markets, organically and inorganically, which sets us up to maintain our resource advantage. In particular, we are excited about a new strategic partnership with GIC, Singapore’s sovereign wealth fund, which will focus on developing and operating build-to-suit data centers outside of Tier 1 markets to fulfil the broader requirements of our strategic customer. This partnership will enable to us do more for our customers, add a unique capability to our platform, and create more long-term value for our shareholders.”

“We are pleased to report 54.5% year-over-year revenue growth for the second quarter,” said Mr. Dan Newman, Chief Financial Officer. “Our adjusted EBITDA grew by 84.5% year-over-year and adjusted EBITDA margin hit 43.5%, representing a 7.1 percentage point improvement from the same period a year ago, which has put us well ahead of the guidance track. As a result, we are revising up our EBITDA guidance by 6.6% at the mid-point to reflect such strong performance. On the funding side, the new partnership with GIC marks another milestone of our evolving financing approach. It brings equity capital from a world class investor directly in to the project level, which opens up new possibilities for us as we continuously seek optimal funding solutions for our rapidly expanding business.”

Second quarter 2019 Financial Results

Net revenue in the second quarter of 2019 was RMB985.2 million (US$143.5 million), a 54.5% increase over the second quarter of 2018 of RMB637.5 million and a 10.5% increase over the first quarter of 2019 of RMB891.8 million. Service revenue in the second quarter of 2019 was RMB985.1 million (US$143.5 million), a 57.3% increase over the second quarter of 2018 of RMB626.3 million and a 10.6% increase over the first quarter of 2019 of RMB890.9 million. The increase was mainly due to full quarter revenue contribution from additional area utilized in the previous quarter and the contribution from 9,057 sqm of net additional area utilized in the second quarter of 2019 which mainly related to Shanghai 4 (“SH4”), Shanghai 6 (“SH6”), Shanghai 9 (“SH9”) and Shenzhen 4 (“SZ4”) Phase 1 data centers. Revenue from IT equipment sales was RMB0.1 million (US$14.0 thousand), compared with RMB11.2 million in the second quarter of 2018.

Cost of revenue in the second quarter of 2019 was RMB723.4 million (US$105.4 million), a 44.7% increase over the second quarter of 2018 of RMB500.0 million and a 6.4% increase over the first quarter of 2019 of RMB679.8 million. The increase over the previous quarter was mainly due to an increase in utility cost as a result of higher area utilized, as well as an increase in depreciation and amortization costs as a result of the completion of the Shanghai 9 (“SH9”) and BJ5 Phase 2 data centers which came into service late in the first quarter of 2019, and the completion of the Shanghai 10 (“SH10”) and Beijing 4 (“BJ4”) data centers which came into service during the second quarter of 2019.

Gross profit was RMB261.8 million (US$38.1 million) in the second quarter of 2019, a 90.3% increase over the second quarter of 2018 of RMB137.5 million, and a 23.5% increase over the first quarter of 2019 of RMB212.0 million. Gross profit margin was 26.6% in the second quarter of 2019, compared with 21.6% in the second quarter of 2018, and 23.8% in the first quarter of 2019. The increase in gross profit margin over the previous quarter was primarily due to the leverage effect realized on fixed-cost components of cost of revenue, partially offset by higher depreciation and amortization related to new projects coming into service.

Adjusted Net Operating Income (“Adjusted NOI”) (non-GAAP) is defined as net loss (computed in accordance with GAAP), excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, accretion expenses for asset retirement costs, share-based compensation expenses, selling and marketing expenses, general and administrative expenses, research and development expenses, foreign currency exchange loss (gain) and others. Adjusted NOI was RMB521.9 million (US$76.0 million) in the second quarter of 2019, a 79.5% increase over the second quarter of 2018 of RMB290.8 million, and a 14.1% increase over the first quarter of 2019 of RMB457.3 million.

Adjusted NOI margin (non-GAAP) was 53.0% in the second quarter of 2019, compared with 45.6% in the second quarter of 2018, and 51.3% in the first quarter of 2019. The increase over the previous quarter was mainly due to the leverage effect realized on fixed-cost components of cost of revenue.

Selling and marketing expenses, excluding share-based compensation expenses of RMB7.2 million (US$1.0 million), were RMB22.6 million (US$3.3 million) in the second quarter of 2019, a 26.8% increase from the second quarter of 2018 of RMB17.8 million (excluding share-based compensation of RMB4.3 million) and a 11.2% increase from the first quarter of 2019 of RMB20.3 million (excluding share-based compensation of RMB7.5 million). The increase over the previous quarter was primarily due to less sales and marketing activity during the first quarter of the year due to the Chinese New Year.

General and administrative expenses, excluding share-based compensation expenses of RMB16.0 million (US$2.3 million) and depreciation and amortization expenses of RMB16.8 million (US$2.5 million), were RMB61.9 million (US$9.0 million) in the second quarter of 2019, a 25.5% increase over the second quarter of 2018 of RMB49.3 million (excluding share-based compensation expenses of RMB21.8 million and depreciation and amortization expenses of RMB15.6 million) and an 8.4% increase from the first quarter of 2019 of RMB57.1 million (excluding share-based compensation of RMB16.6 million and depreciation and amortization expenses of RMB16.7 million). The increase in general and administrative expenses over the previous quarter was primarily due to less travelling and general office expenses in the first quarter of the year due to the Chinese New Year, as well as the higher personnel cost as a result of the annual salary revision during the second quarter of the year.

Research and development costs were RMB4.2 million (US$0.6 million) in the second quarter of 2019, compared with RMB3.2 million in the second quarter of 2018 and RMB4.6 million in the first quarter of 2019.

Net interest expenses for the second quarter of 2019 were RMB221.9 million (US$32.3 million), a 61.7% increase over the second quarter of 2018 of RMB137.3 million and an 1.3% increase over the first quarter of 2019 of RMB219.1 million. The increase over the previous quarter was mainly due to an increase of total debt to finance data center capacity expansion.

Foreign currency exchange loss for the second quarter of 2019 was RMB7.5 million (US$1.1 million), compared with a gain of RMB9.8 million in the second quarter of 2018 and a gain of RMB4.8 million in the first quarter of 2019.

Net loss in the second quarter of 2019 was RMB93.2 million (US$13.6 million), compared with a net loss of RMB102.1 million in the second quarter of 2018 and a net loss of RMB136.6 million in the first quarter of 2019.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, accretion expenses for asset retirement costs and share-based compensation expenses. Adjusted EBITDA was RMB428.4 million (US$62.4 million) in the second quarter of 2019, an 84.5% increase over the second quarter of 2018 of RMB232.3 million and an 11.8% increase over the first quarter of 2019 of RMB383.2 million.

Adjusted EBITDA margin (non-GAAP) was 43.5% in the second quarter of 2019, compared with 36.4% in the second quarter of 2018, and 43.0% in the first quarter of 2019. The increase over the previous quarter was mainly due to the leverage effect realized on fixed-cost components of cost of revenue, partially offset by the negative impact from foreign currency exchange loss.

Basic and diluted loss per ordinary share in the second quarter of 2019 was RMB0.10 (US$0.01), compared with RMB0.10 in the second quarter of 2018, and RMB0.15 in the first quarter of 2019.

Basic and diluted loss per American Depositary Share (“ADS”) in the second quarter of 2019 was RMB0.76 (US$0.11), compared with RMB0.82 in the second quarter of 2018, and RMB1.21 in the first quarter of 2019. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed at the end of the second quarter of 2019 was 220,818 sqm, compared with 143,065 sqm at the end of the second quarter of 2018 and 199,831 sqm at the end of the first quarter of 2019, an increase of 54.3% Y-o-Y and 10.5% quarter-over-quarter (“Q-o-Q”). In the second quarter of 2019, net additional total area committed was 20,987 sqm, including significant contributions from the SH6, Shanghai 7 (“SH7”), Beijing 4 (“BJ4”), Beijing 8 (“BJ8”) and Langfang 1 (“LF1”) data centers. The sales increase was driven primarily by booming Cloud adoption in China leading to higher demand from Cloud service providers, as well as significant new commitments from large Internet and financial service institution customers.

Data Center Resources

Area in service at the end of the second quarter of 2019 was 180,441 sqm, compared with 127,984 sqm at the end of the second quarter of 2018 and 171,515 sqm at the end of the first quarter of 2019, an increase of 41.0% Y-o-Y and 5.2% Q-o-Q. In the second quarter of 2019, SH10 (3,745 sqm) and BJ4 (4,695 sqm) data centers came into service.

Area under construction at the end of the second quarter of 2019 was 78,373 sqm, compared with 41,023 sqm at the end of the second quarter of 2018 and 65,736 sqm at the end of the first quarter of 2019, an increase of 91.0% Y-o-Y and 19.2% Q-o-Q. In the second quarter of 2019, construction commenced on BJ8, LF1 and Langfang 2 (“LF2”) data centers. As previously disclosed, BJ8 is located next to the existing Beijing 7 (“BJ7”) data center. BJ8 will yield around 10,911 sqm of IT area and has been fully pre-committed. LF1 and LF2 are two buildings on the same site that we leased in the previous quarter. Both data centers are now under construction and will yield an IT area of 4,858 sqm and 4,859 sqm, respectively. LF1 has already been fully pre-committed.

Commitment rate of area in service was 93.7% at the end of the second quarter of 2019, compared with 95.6% at the end of the second quarter of 2018 and 96.1% at the end of first quarter of 2019. Pre-commitment rate of area under construction was 66.1% at the end of the second quarter of 2019, compared with 50.6% at the end of the second quarter of 2018 and 53.4% at the end of the first quarter of 2019.

Area utilized at the end of the second quarter of 2019 was 127,107 sqm, compared with 86,665 sqm at the end of the second quarter of 2018 and 118,050 sqm at the end of the first quarter of 2019, an increase of 46.7% Y-o-Y and 7.7% Q-o-Q. Net additional area utilized was 9,057 sqm in the second quarter, which mainly came from the additional area utilized in SH4, SH6, SH9 and SZ4 Phase 1 data centers.

Utilization rate of area in service was 70.4% at the end of the second quarter of 2019, compared with 67.7% at the end of the second quarter of 2018 and 68.8% at the end of the first quarter of 2019.

Liquidity

As of June 30, 2019, cash was RMB5,730.6 million (US$834.8 million). Total short-term debt was RMB1,016.9 million (US$148.1 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB900.4 million (US$131.2 million) and the current portion of finance lease and other financing obligations of RMB116.6 million (US$17.0 million). Total long-term debt was RMB13,106.3 million (US$1,909.1 million), comprised of long-term borrowings (excluding current portion) of RMB6,711.0 million (US$977.6 million), convertible bonds of RMB2,013.9 million (US$293.4 million) and the non-current portion of finance lease and other financing obligations of RMB4,381.3 million (US$638.2 million). During the second quarter of 2019, the Company obtained new debt financing and re-financing facilities of RMB1,451.8 million (US$211.5 million).

Recent Developments

Strategic Partnership with GIC

The Company announced today that it has signed a strategic cooperation framework agreement (the “Agreement”) with GIC, Singapore’s sovereign wealth fund, to develop and operate hyperscale build-to-suit (“BTS”) data centers outside of Tier 1 cities in China. GDS and GIC will focus initially on a BTS data center program for a leading internet and cloud service provider, which is a strategic customer of GDS (the “Customer”). In parallel with the Agreement, GDS has also signed a Memorandum of Understanding with the Customer for multiple build-to-suit data centers at several of its campuses serving different regions of China.

Under the terms of the Agreement with GIC, GDS will enter into contractual commitments with the Customer for BTS data centers. GDS will set up individual project companies to undertake the development of each data center and own 100% during the construction phase. Upon completion of each data center, GDS will sell a 90% equity interest in the project company to GIC at development plus financing cost, subject to certain conditions. GDS will continue to hold the remaining 10% equity interest of the project company and provide management and operating services to the joint venture. GDS will earn a return over the life of the project from its equity investment plus recurring service fees. The first project covered by the Agreement, a data center under construction by GDS at the Customer’s campus in Jiangsu province, is nearly complete and a 90% equity interest in the relevant project company will be offered to GIC shortly. GDS has previously completed 3 build-to-suit data centers for the Customer at its campus in Hebei province, which will remain outside of the GIC partnership.

GDS is strategically positioned to fulfil the requirements of the most demanding customers for outsourced data center capacity in Tier 1 markets, where there is a high barrier to entry and supply is scarce. However, GDS recognizes that its large internet and cloud service provider customers also require substantial capacity at locations outside of Tier 1 markets to host their less latency-sensitive data and applications. In the past, customers typically developed such capacity in-house, but are now actively seeking ways to outsource this part of their requirement as well. By partnering with GIC, GDS will be uniquely positioned to offer customers a solution for outsourcing their hyperscale data centers outside of Tier 1 markets, with deep capital-backing, and assured operational excellence. The partnership will enable GDS to broaden its addressable market, strengthen key customer relationships, and generate a new stream of recurring fee income, while maintaining strategic focus and equity returns.

For additional details, please see the press release of “GDS and GIC Form Unique Strategic Partnership to Develop and Operate Hyperscale Build-to-Suit Data Centers in China” issued on August 13, 2019.

Beijing 9 Data Center Acquisition

The Company recently entered into an agreement for the acquisition of a data center, Beijing 9 (“BJ9”), in the Daxing district of Beijing, a primary data center hub in the Beijing market. The data center is located close to the Company’s existing Beijing 1, Beijing 2, and Beijing 3 data center cluster. BJ9 has an IT area of 8,029 sqm and has been in operation for over 2 years. It is fully committed and stabilized. A majority of the data center is committed by 3 internet customers, which the Company considers to be strategic accounts with high growth potential. With growing demand for data center capacity within the metro Beijing area and restrictions on new data center project approvals, the Company believes that this acquisition will further strengthen its position in the largest Tier 1 market in China, where supply is becoming increasingly scarce and colocation pricing is firming up. The Company targets to close the acquisition by the year end.

Updated Business Outlook

For the full year of 2019, the Company now expects its total revenues to be in the range of RMB4,000 million to RMB4,100 million, increasing the low end of the original guidance of RMB3,900 by approximately 2.6% and keeping the high end of the original guidance of RMB4,100 million unchanged. For the full year of 2019, the Company now expects its adjusted EBITDA to be in the range of RMB1,760 million to RMB1,800 million, increasing the low end of the original guidance of RMB1,640 million by approximately 7.3% and the high end of the original guidance of RMB1,700 million by approximately 5.9%. The updated estimates imply an increase of 43.3% to 46.8% year-over-year in total revenues and 68.2% to 72.0% year-over-year in adjusted EBITDA. The original guidance of capital expenditures for the full year of 2019 of RMB4,500 million to RMB5,000 million remains unchanged.

This forecast reflects the Company’s current and preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 AM Eastern Time on August 13, 2019 (8:00 PM Beijing Time on August 13, 2019) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States:	1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China:	400-620-8038
Conference ID:	7993415

A telephone replay will be available approximately two hours after the call until August 21, 2019 09:59 AM U.S. ET by dialing:

United States:	1-646-254-3697
International: Hong Kong: China:	+61-2-8199-0299 +852-3051-2780 400-632-2162
Replay Access Code:	7993415

A live and archived webcast of the conference call will be available on the Company’s investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use adjusted NOI, adjusted NOI margin, adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted NOI and adjusted EBITDA can provide a useful measure of our core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income (loss), cash flows used in operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, adjusted EBITDA, adjusted EBITDA margin, adjusted NOI, and adjusted NOI margin are not substitutes for net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, accretion expenses for asset retirement costs, and share-based compensation expenses, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8650 to US$1.00, the noon buying rate in effect on June 28, 2019 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect directly to all major PRC telecommunications carriers and to the largest PRC and global cloud service providers hosted by GDS in many of its facilities. The Company has an 18-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its registration statement on Form F-1, as amended. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2033-0295

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2018	As of June 30, 2019
	RMB	RMB	US$

Assets
Current assets
Cash	2,161,622	5,730,578	834,753
Accounts receivable, net of allowance for doubtful accounts	536,842	855,203	124,574
Value-added-tax (“VAT”) recoverable	163,476	235,423	34,293
Prepaid expenses and other current assets	175,456	230,345	33,554
Total current assets	3,037,396	7,051,549	1,027,174

Property and equipment, net	13,994,945	15,535,295	2,262,971
Operating lease right-of-use assets	0	483,531	70,434
Goodwill and intangible assets, net	2,234,462	2,160,947	314,777
Other non-current assets	1,618,440	1,733,199	252,469
Total assets	20,885,243	26,964,521	3,927,825

Liabilities, Redeemable Preferred Shares and Shareholders’ Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	1,283,320	900,354	131,151
Accounts payable	1,508,020	1,769,997	257,829
Accrued expenses and other payables	549,641	648,933	94,528
Operating lease liabilities, current	0	65,352	9,520
Finance lease and other financing obligations, current	166,898	116,577	16,981
Total current liabilities	3,507,879	3,501,213	510,009

Long-term borrowings, excluding current portion	5,203,708	6,711,013	977,569
Convertible bonds payable	2,004,714	2,013,914	293,360
Operating lease liabilities, non-current	0	392,345	57,151
Finance lease and other financing obligations, non-current	4,134,327	4,381,340	638,214
Other long-term liabilities	512,690	512,088	74,594
Total liabilities	15,363,318	17,511,913	2,550,897

Redeemable preferred shares	0	1,033,353	150,525

Shareholders’ equity
Ordinary shares	341	394	57
Additional paid-in capital	7,275,945	10,336,129	1,505,627
Accumulated other comprehensive loss	(139,254)	(72,382)	(10,543)
Accumulated deficit	(1,615,107)	(1,844,886)	(268,738)
Total shareholders’ equity	5,521,925	8,419,255	1,226,403
Commitments and contingencies

Total liabilities, redeemable preferred shares and shareholders’ equity	20,885,243	26,964,521	3,927,825

Note: Effective January 1, 2019, the Company adopted Accounting Standards Codification (“ASC”) 842 Leases using a modified retrospective method, under which prior period results were not retrospectively adjusted. Upon adoption, the Company recognized operating lease liabilities and right of use assets of RMB483.6 million and RMB514.0 million, respectively, and derecognized intangible assets of RMB44.6 million for operating leases, and derecognized other financing obligations and construction in progress of RMB331.9 million and RMB336.7 million, respectively, for assets under construction in build-to-suit lease arrangements on January 1, 2019.

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2018	March 31, 2019	June 30, 2019		June 30, 2018	June 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenue
Service revenue	626,347	890,946	985,094	143,495	1,177,820	1,876,040	273,276
Equipment sales	11,163	895	95	14	21,915	990	144
Total net revenue	637,510	891,841	985,189	143,509	1,199,735	1,877,030	273,420
Cost of revenue	(499,989)	(679,832)	(723,420)	(105,378)	(939,297)	(1,403,252)	(204,407)
Gross profit	137,521	212,009	261,769	38,131	260,438	473,778	69,013

Operating expenses
Selling and marketing expenses	(22,132)	(27,832)	(29,805)	(4,342)	(48,981)	(57,637)	(8,396)
General and administrative expenses	(86,737)	(90,301)	(94,702)	(13,795)	(149,673)	(185,003)	(26,949)
Research and development expenses	(3,201)	(4,639)	(4,200)	(612)	(5,873)	(8,839)	(1,288)
Income from operations	25,451	89,237	133,062	19,382	55,911	222,299	32,380
Other income (expenses):
Net interest expenses	(137,274)	(219,117)	(221,906)	(32,324)	(252,328)	(441,023)	(64,242)
Foreign currency exchange gain (loss), net	9,778	4,772	(7,530)	(1,097)	6,559	(2,758)	(402)
Others, net	1,903	2,503	2,017	294	2,512	4,520	658
Loss before income taxes	(100,142)	(122,605)	(94,357)	(13,745)	(187,346)	(216,962)	(31,606)
Income tax (expenses) benefits	(1,935)	(14,015)	1,198	175	(657)	(12,817)	(1,867)
Net loss	(102,077)	(136,620)	(93,159)	(13,570)	(188,003)	(229,779)	(33,473)
Change in redemption value of redeemable preferred shares	0	(17,760)	0	0	0	(17,760)	(2,587)
Cumulative dividend on preferred shares	0	(559)	(12,913)	(1,881)	0	(13,472)	(1,962)
Net loss attributable to ordinary shareholders	(102,077)	(154,939)	(106,072)	(15,451)	(188,003)	(261,011)	(38,022)

Loss per ordinary share
Basic and diluted	(0.10)	(0.15)	(0.10)	(0.01)	(0.19)	(0.24)	(0.04)

Weighted average number of ordinary share outstanding
Basic and diluted	992,452,334	1,025,055,553	1,115,624,250	1,115,624,250	981,162,414	1,070,590,091	1,070,590,091

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2018	March 31, 2019	June 30, 2019		June 30, 2018	June 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(102,077)	(136,620)	(93,159)	(13,570)	(188,003)	(229,779)	(33,473)
Foreign currency translation adjustments, net of nil tax	71,907	19,353	47,519	6,922	31,501	66,872	9,741
Comprehensive loss	(30,170)	(117,267)	(45,640)	(6,648)	(156,502)	(162,907)	(23,732)

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2018	March 31, 2019	June 30, 2019		June 30, 2018	June 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(102,077)	(136,620)	(93,159)	(13,570)	(188,003)	(229,779)	(33,473)
Depreciation and amortization	166,759	254,037	269,176	39,210	304,247	523,213	76,215
Amortization of debt issuance cost and debt discount	9,339	16,990	36,522	5,320	17,267	53,512	7,795
Share-based compensation expense	27,954	31,957	30,977	4,512	43,587	62,934	9,167
Others	1,318	(5,160)	(15,913)	(2,318)	(1,459)	(21,073)	(3,069)
Changes in operating assets and liabilities	(121,601)	(221,010)	(111,693)	(16,271)	(337,376)	(332,703)	(48,463)
Net cash (used in) provided by operating activities	(18,308)	(59,806)	115,910	16,883	(161,737)	56,104	8,172

Purchase of property and equipment	(867,965)	(829,446)	(517,034)	(75,314)	(1,630,937)	(1,346,480)	(196,137)
Payments related to acquisitions and investments	(289,487)	(5,000)	(22,113)	(3,221)	(333,294)	(27,113)	(3,949)
Net cash used in investing activities	(1,157,452)	(834,446)	(539,147)	(78,535)	(1,964,231)	(1,373,593)	(200,086)

Net proceeds from financing activities	2,499,137	4,789,711	(20,334)	(2,962)	4,612,140	4,769,377	694,739
Net cash provided by (used in) financing activities	2,499,137	4,789,711	(20,334)	(2,962)	4,612,140	4,769,377	694,739
Effect of exchange rate changes on cash and restricted cash	153,167	(9,215)	122,535	17,851	95,531	113,320	16,507

Net increase (decrease) of cash and restricted cash	1,476,544	3,886,244	(321,036)	(46,763)	2,581,703	3,565,208	519,332
Cash and restricted cash at beginning of period	3,052,759	2,284,748	6,170,992	898,906	1,947,600	2,284,748	332,811
Cash and restricted cash at end of period	4,529,303	6,170,992	5,849,956	852,143	4,529,303	5,849,956	852,143

GDS HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended				Six months ended
	June 30, 2018	March 31, 2019	June 30, 2019		June 30, 2018	June 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(102,077)	(136,620)	(93,159)	(13,570)	(188,003)	(229,779)	(33,473)
Net interest expenses	137,274	219,117	221,906	32,324	252,328	441,023	64,242
Income tax expenses (benefits)	1,935	14,015	(1,198)	(175)	657	12,817	1,867
Depreciation and amortization	166,759	254,037	269,176	39,210	304,247	523,213	76,215
Accretion expenses for asset retirement costs	407	711	723	105	716	1,434	209
Share-based compensation expenses	27,954	31,957	30,977	4,512	43,587	62,934	9,167
Selling and marketing expenses (1)	17,835	20,330	22,610	3,294	39,654	42,940	6,255
General and administrative expenses (1)	49,318	57,090	61,898	9,016	93,276	118,988	17,333
Research and development expenses (1)	3,093	3,970	3,477	506	5,433	7,447	1,085
Foreign currency exchange loss (gain), net	(9,778)	(4,772)	7,530	1,097	(6,559)	2,758	402
Others, net	(1,903)	(2,503)	(2,017)	(294)	(2,512)	(4,520)	(658)
Adjusted NOI	290,817	457,332	521,923	76,025	542,824	979,255	142,644
Adjusted NOI margin	45.6%	51.3%	53.0%	53.0%	45.2%	52.2%	52.2%

Note 1:
Selling and marketing expenses, general and administrative expenses and research and development expenses exclude depreciation, amortization and share-based compensation expenses.

GDS HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended				Six months ended
	June 30, 2018	March 31, 2019	June 30, 2019		June 30, 2018	June 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(102,077)	(136,620)	(93,159)	(13,570)	(188,003)	(229,779)	(33,473)
Net interest expenses	137,274	219,117	221,906	32,324	252,328	441,023	64,242
Income tax expenses (benefits)	1,935	14,015	(1,198)	(175)	657	12,817	1,867
Depreciation and amortization	166,759	254,037	269,176	39,210	304,247	523,213	76,215
Accretion expenses for asset retirement costs	407	711	723	105	716	1,434	209
Share-based compensation expenses	27,954	31,957	30,977	4,512	43,587	62,934	9,167
Adjusted EBITDA	232,252	383,217	428,425	62,406	413,532	811,642	118,227
Adjusted EBITDA margin	36.4%	43.0%	43.5%	43.5%	34.5%	43.2%	43.2%